Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2008

FIXED CHARGES:
Interest Expense	$45,382
Amortization of Debt Premium, Discount and Expense	409
Interest Component of Rentals	1,288

Total Fixed Charges	$47,079

EARNINGS:
Net Income before Dividends on Preferred Stock	$104,120
Add:
Income Taxes	63,048
Total Fixed Charges	47,079

Total Earnings	$214,247

Ratio of Earnings to Fixed Charges	4.6